

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

November 7, 2008

Via Facsimile and U.S. Mail

Thomas Barr
46 Chobham Road
Ottershaw, Surrey
United Kingdom
KT16 ONN

Re: Flex Fuels Energy, Inc.
Preliminary Proxy Statement on Schedule 14A filed October 31, 2008 by
Thomas Barr, David S. Miller, John Nangle, and International
Capital Partners, SA
File No. 0-52601

Dear Mr. Barr:

        We have reviewed the filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. Please revise the first page of the proxy statement and the form of proxy to clearly mark them as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

2. The EDGAR header tag used to identify the above-captioned filing is incorrect. The filing persons have filed a preliminary proxy statement with the intention of soliciting in opposition to management of Flex Fuels Energy, Inc. The correct EDGAR header tag is PREC14A, not PREN14A. Please contact the SEC's Filer Support Branch at 202.551.8900

to inquire if this header tag can be retroactively corrected. In addition, please confirm the next amended proxy statement filing will bear the correct EDGAR header tag PREC14A.

Cover Page

3. We note that the nominees will be presented for election at the meeting. Please describe the procedural requirements, if any, that must be met to present the nominees at the time of the meeting. If there are procedural requirements, please disclose that if you fail to meet any of the requirements, shareholders who vote with your proxy card would be disenfranchised with respect to the election of directors.

4. We refer you to disclosure on page 2 in which you indicate that the BLUE proxy cards received confer authority to vote in favor of substitute nominees in the event that the company makes or announces changes to the company's by-laws or takes or announces actions that could have the effect of disqualifying one or more Barr nominees. This would appear to be a substantive matter for which supplemental information would be needed. Please clarify that you will provide updated information if any such action occurs in advance of the meeting date and within a reasonable amount of time such that supplemental soliciting materials could be disseminated.

5. We note that you plan on employing various methods to solicit proxies, including e-mails, telephone calls, or visits. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding. Additionally, to the extent that you plan to solicit proxies via the internet, disclose which websites and/or chat rooms you plan to utilize.

Proposal 1, page 2

Election of Directors, page 2

6. While we note disclosure on page 9, you should revise your disclosure under this heading to clarify that the Barr nominees have each <u>consented to be named</u> as nominees in the proxy.

The Company Needs a New Board of Directors, page 3

7. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements:

- "the company is making inadequate progress in carrying out its business plan…";

- "the board is not responding appropriately to changes in market conditions…";

- the company has been forced to write off "about $450,000" in connection with the abandoned development project;

- the oilseed crush plant work can not proceed unless the company raises $77,000,000 in additional capital;

- "pursuit of a project that would require $77,000,000 of additional capital …in the current capital markets environment…is indefensible...."; and,

- Messrs. Barrows, Gothard and Laird have not demonstrated that they are willing to gauge the Company's progress toward profitability and to consider alternatives that will utilize the Company's capital most efficiently.

Where the basis of support are other documents, such as analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

8. You indicate that the company abandoned a development project. Revise to clarify whether and, if so, how Mr. Barr participated in the decision to abandon the project.

9. Please avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. Please revise to delete or provide a sufficient basis for you assertions in the document. In this regard, we refer you to the assertion that Messrs. Laird and Gothard "have failed to demonstrate appropriate flexibility or vision" in the management of the company's business.

10. We note statements in your materials in which you assert your belief that Mr. Barr, in contrast to the current directors, has been aggressively reviewing the company's business plan and proposes to bring on two "experienced people." Please supplement your disclosure to provide support for your suggestion that the current board of directors have not been aggressively reviewing the business plan of the company. Similarly, please disclose how Mr. Barr's aggressive review of the business plan resulted in his determination to nominate Messrs. Nangle and Miller and what Mr.Barr believes will change in the business plans of the company based on any conclusions he has drawn from his review.

11. Although you suggest that Messrs. Nangle and Miller are experienced, it does not appear from the biography of Mr. Miller that he has any experience within the industry in which

the company operates. Further supplement your disclosure to provide support for the assertion that Messrs Miller and Nangle possess "the type of experience and expertise which has significant promise of being valuable to the Company."

12. Rather than provide a subset of the list of potential actions that the nominees could take, please revise to provide disclosure of all material plans that the Barr nominees may take if elected to the board. Alternatively, please disclose that the list of potential changes is all the material changes that the nominees may decide to implement.

13. You indicate that the Barr nominees would plan on restoring Mr. Robert Galvin as the chief financial officer of the company, subject to his availability. You also indicate that the current chief executive officer "purported to remove" Mr. Galvin without authorization from the current board of directors. Please provide supplemental disclosure supporting your suggestion that Mr. Galvin was inappropriately removed from office. Moreover, please supplement your disclosure to describe the process the new board will use to identify and hire a new chief financial officer.

14. Please supplement your disclosure to describe in further detail the type of modifications to the business plan that the Barr nominees would seriously consider. In this regard, we note that amongst the possible "strategic alternatives" that could be considered are a merger, reorganization, liquidation or sale of a material amount of assets. Clarify for shareholders the possible consequences (i.e. is a going private transaction contemplated?), resulting from some of the alternatives. To the extent known, provide quantifiable and/or qualitative indicators of what the Barr nominees would consider before making a determination on any of the listed alternatives.

Voting Procedures, page 3

"What should I do if I receive a white proxy…", page 4

15. Please revise the statement that only your latest dated proxy card will be counted to clarify that shareholders may revoke the proxy by attending the annual meeting and voting in person.

Information Regarding Participants in this Solicitation Including the Proxy Card, Including
Related Party Transactions, page 7

16. It does not appear that all of the information required by Item 5(b) of Schedule 14A has
been provided with respect to each participant. For example, we were unable to locate the
business addresses of each of the persons and/or control persons of Messrs. Nangle, Miller
and ICP. Similarly, it does not appear as though information pursuant to Item 5(b)(1)(ii) is
provided. Please revise your disclosure accordingly.

17. We note ICP's engagement as placement agent with respect to the private placements in
2007 and its current involvement in connection with the proxy solicitation. Consistent with
the requirements of Item 5(b)(1)(xii) of Schedule 14A, please clarify whether ICP has any
arrangement or understanding with any person with respect to future transactions to which
the company or any of its affiliates will or may be a party.

Litigation Involving the Company, page 9

18. Please provide us supplementally with a copy of the complaint, as amended, that was filed
against the company and Messrs. Barrows and Laird.

Security Ownership of Directors and Officers…, page 9

19. We note you refer security holders to information that you are required to provide and will
be contained in the company's proxy statement for the annual meeting. We presume that
you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we
believe that reliance upon Rule 14a-5(c) before the company distributes the information to
security holders would be inappropriate. Alternatively, if you determine to disseminate
your proxy statement prior to the distribution of the company's proxy statement, you must
undertake to provide the omitted information to security holders. Please advise as to your
intent in this regard.

Closing Information

As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an

informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions

cc: Scott Rapsogel, Esq. (via facsimile)
        (212) 400-6901